CarbonMeta Technologies, Inc.

13110 NE 177th Place, #145

Woodinville, WA 98072

(833) 304-7336

January 23, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	CarbonMeta Technologies, Inc.
Amendment No. 5 to Registration Statement on Form S-1 Filed January 10, 2023
File No. 333-266424

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, CarbonMeta Technologies, Inc. (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:30 p.m. Eastern Standard Time on January 24, 2023, or as soon thereafter as practicable.

We acknowledge the following:

●	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Securities and Exchange Commission

January 23, 2023

Sincerely,

/s/ Lloyd T. Spencer
Lloyd T. Spencer
President

Cc: Law Offices of Gary L. Blum, care of Gary L. Blum, Esquire